BrokerTec Americas LLC

(SEC I.D. No. 8-51803)

Statement of Financial Condition and Report of Independent Registered Public Accounting Firm
March 31, 2019

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

BrokerTec Americas LLC
Index
March 31, 2019



Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: 212 773 3000
Fax: 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

To the Members and the Board of Directors of BrokerTec Americas LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of BrokerTec Americas LLC (the Company) as of March 31, 2019 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at March 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2019.

June 13, 2019

BrokerTec Americas LLC
Statement of Financial Condition
March 31, 2019

(dollars in thousands)

Assets

Cash and cash equivalents	$60,077
Cash segregated and securities under federal regulations	2,500
Deposits with clearing organizations	105,041
Receivable from brokers, dealers and clearing organizations	574
Receivable from customers	28,832
Exchange and trading memberships	6,138
Commissions receivable	12,030
Receivable from affiliates	2,793
Prepaid expenses and other assets	1,993
Deferred tax asset	1,874
Total Assets	**$221,852**

Liabilities and Members' Equity

Liabilities	
Payable to brokers, dealers and clearing organizations	$5,564
Payable to customers	16,211
Accrued expenses and other liabilities	7,696
Payable to affiliates	220
Current tax payable	9,001
Total Liabilities	**$38,692**
Members' Equity	183,160
Total Liabilities and Members' Equity	**$221,852**

The accompanying notes are an integral part of the Statement of Financial Condition

(dollars in thousands)

1.   **Organization**

BrokerTec Americas LLC (the "Company") is a Delaware limited liability company. The Company has two members BrokerTec Investments ("BTI") and BrokerTec Holdings Inc. ("BTHI").

The Company, headquartered in New York, is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority Inc. ("FINRA"). The Company operates an electronic inter-dealer trading system primarily for U.S. Treasury and Agency securities, repurchase agreements and mortgage-backed securities. The Company engages principally in providing electronic trade execution platforms for the OTC markets and delivering transaction lifecycle management and information services to optimize portfolios and control risk. The Company also generates revenue by providing market data to market data distributors.

The Company holds a membership in the Fixed Income Clearing Corporation ("FICC") and self-clears its customer's U.S. Treasury securities transactions.

The Company was an indirect wholly owned subsidiary of NEX Group plc (now known as Nex Group Limited 'NEX'). On November 2, 2018, CME Group Inc. ("CME") acquired NEX Group plc and its subsidiaries.

2.   **Summary of Significant Accounting Policies**

Basis of presentation

The Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The U.S. Dollar is the functional currency of the Company. In the opinion of management, the Statement of Financial Condition includes all adjustments necessary to present fairly the financial position at March 31, 2019.

Use of Estimates

The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts and disclosure of contingent amounts on the financial statements and accompanying notes. Estimates are based on historical experience, where applicable, and assumptions management believes are reasonable under the circumstances. Due to the inherent uncertainty involved with estimates, actual results may differ.

Newly Adopted Accounting Pronouncements

Restricted cash

We hold $2,500 in cash in support of customer requirements under SEC Rule 15c3-3. In November 2016, the FASB issued a standards update aimed at promoting consistency in the classification and presentation of changes in restricted cash on the statement of cash flows. Previously, there was diversity in practice as to whether the change in restricted cash was included in the reconciliation of beginning-of-period and end-of-period total cash amounts shown on the statement of cash flows. The amendments require that a statement of cash flows explains the change during the period in

(dollars in thousands)

the total of cash, cash equivalents, as well as amounts described as restricted cash on the balance sheet. This guidance was adopted on April 1, 2018 using the retrospective approach. There were no changes during the year to the balance of restricted cash.

Recently Issued Accounting Pronouncements

Lease Accounting

In February 2016, the FASB issued a standards update that requires lessees to recognize on the balance sheet the assets and liabilities associated with the rights and obligations created by those leases. The guidance for lessors is largely unchanged from current accounting rules. Under the new guidance, a lessee will be required to recognize assets and liabilities for leases with lease terms of more than 12 months. Consistent with current accounting standards, the recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee primarily will depend on its classification as a finance or operating lease. The update is effective for reporting periods beginning after December 15, 2018. Management is on course to comply with the guidance by the effective date as the project team has substantially completed review of the lease agreements and implementation phases. Adoption of this accounting guidance will come in to effect on April 1, 2019. We continue to evaluate the guidance and its impact on the Company's Statement of Financial Condition.

(a) Cash and Cash Equivalents

Cash and cash equivalents at March 31, 2019 includes approximately $60,077 of cash held in demand deposit accounts by two major financial institutions. The Company considers short-term interest-bearing investments with initial maturities of three months or less to be cash equivalents. Additionally, at March 31, 2019, the Company had a cash balance that exceeded the Federal Deposit Insurance Corporation ("FDIC") limit of $250, held at two major financial institutions.

(b) Cash Segregated Under Federal Regulations

Cash in the amount of $2,500 has been segregated in a special reserve bank account for the exclusive benefit of customers under SEC Rule 15c3-3. The segregated cash held in the special reserve bank account for the exclusive benefit of customers exceeded the requirements pursuant to SEC Rule 15c3-3. The Company is exempt from SEC rule 15c3-3 under provision (k)(2)(i) of the Rule. The Company utilizes the special reserve account to remit payments for the over-collection of commissions during the month.

(c) Exchange and Trading Memberships

The Company owns membership shares in the Depository Trust Clearing Corporation ("DTCC"). The membership shares are subject to restriction. The Company carries these restricted shares at cost of $6,138.

The Company is required to hold these shares and trading membership to maintain its trading membership privileges. The Company performed an annual impairment review and determined that there was no impairment of the shares or trading membership seat.

(dollars in thousands)

(d) Receivables and Payables – Brokers, Dealers and Clearing Organizations

Receivable from and payable to brokers, dealers and clearing organizations consists primarily of commissions, clearing fees, fails to deliver and fails to receive.

(e) Receivables and Payables – Customers

Receivable from and payable to customers consists primarily of commissions, clearing fees, and receivables and payables related to failed trades.

(f) Receivables and Payables – Affiliates

The Company has various transactions with indirect, wholly owned subsidiaries of CME. A shared service model results in costs allocated to the Company based on usage of services that are required to operate the business. There are other arrangements related to revenue share, tax payments and transfer price expenses.

(g) Allowance for Doubtful Accounts

An allowance for doubtful accounts on commissions receivable is maintained at a level that in management's judgement is adequate to absorb probable credit losses. The allowance is increased for provisions charged to expense and is reduced by charge-offs. As of March 31, 2019, there was no allowance recorded on the Company's books and records.

(h) Income Taxes

The Company is included in the consolidated federal and state income tax of its parent, BrokerTec Holdings Inc.

The Company is party to a Tax Sharing Agreement ("the Agreement") with BTHI. As a single member limited liability company, the Company is treated as a branch of a US corporation. BTHI allocates to the Company its share of the consolidated federal and state income tax expense or benefit based upon the principles of a modified separate company basis. State and local income taxes (and any associated tax reserves) are provided on the Company's taxable income at the blended tax rate applicable to the combined tax return. As part of the tax sharing agreement, the Company settles both current and deferred taxes on a periodic basis with the parent. For the year ended March 31, 2019 the Company files as part of BTHI's federal income tax return and certain state and local tax returns of BTHI. BTHI is a member of a unitary group of affiliated NEX-US entities that file a single unitary tax return in certain states and local jurisdictions.

In accordance with ASC 740, Income Taxes, ("ASC 740"), deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of the Company's assets and liabilities. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized.

In addition, ASC 740 sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. Under ASC 740, the Company determines whether it is more likely than not that an income tax position will be sustained upon examination by tax authorities. Sustainable income tax positions are then measured to determine the amount of benefit

(dollars in thousands)

to be reflected in the financial statements. Each sustainable position is measured at the largest amount of benefit that is more likely than not to be realized upon ultimate settlement.

3. **Accrued Expenses and Other Liabilities**

Accrued expenses and accounts payable at March 31, 2019 include approximately $6,894 of accrued compensation and related expenses, and $802 of other accrued expenses.

4. **Income Taxes**

At March 31, 2018, the Company's accounting for the income tax effects of the Tax Act was not complete, as it had yet to collect all the necessary data to complete the analysis of the effect of the Tax Act on the underlying deferred taxes.

As of March 31, 2019, the Company has completed the accounting for the tax effects of the Tax Act, and no adjustments to the provisional amounts recorded in the prior tax year were necessary in the current tax year.

The Company believes there are no unrecognized tax benefits, including interest and penalties and therefore did not record a liability for these items.

At March 31, 2019, the Company had $1,874 of net deferred tax assets which is comprised of temporary differences related to deferred compensation of $1,864 and other temporary differences of $10. There were no deferred tax liabilities resulting from temporary differences to offset against the deferred tax assets. The Company has not settled any of the deferred tax assets with the parent.

The Company is required to assess the likelihood that deferred tax assets will be realized using a more-likely-than-not criteria. To the extent the criteria is not met, the Company is required to establish a valuation allowance against the deferred tax assets. The Company believes it did meet the more-likely-than-not criteria and therefore did not record a valuation allowance at March 31, 2019.

The Company has recorded income tax payable owed to an affiliate of $9,001, which is reflected in Current tax payable to affiliate within the Statement of Financial Condition.

The Company is included in the federal income tax return of BTHI. BTHI's federal corporate income tax returns for the year ended March 31, 2010 and after remain subject to examination. The Company files as part of combined unitary state and local returns with affiliates, as well as certain separate state and local filings. The state and local filings are primarily subject to examination for years 2010 and after.

5. **Deposits with Clearing Organizations**

Cash in the amount of $100,111 was on deposit with FICC. The Company is required to post collateral as well as twice-daily short-term margin based on the size of executed but unsettled transactions. At March 31, 2019, $4,930 was receivable from the FICC based on outstanding positions.

(dollars in thousands)

6. Receivables from and Payable to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations at March 31, 2019 consist of the following:

	Receivable		Payable
Fail-to-deliver	$ 31	Fail-to-receive	$ 5,391
Receivable from clearing brokers, dealers and clearing organizations	$ 543	Payable to clearing brokers, dealers and clearing organizations	173
	$ 574		$ 5,564

7. Receivables from and Payable to Customers

Receivable from and payable to customers consists primarily of amounts due on cash transactions arising from customer fails-to-receive and fails-to-deliver and over collection of customer commissions on settlement date, which is remitted one month in arrears.

	Receivable		Payable
Fail-to-deliver	$ 28,682	Fail-to-receive	$ 15,302
Other	150	Other	909
	$ 28,832		$ 16,211

8. Commitments and Contingencies

Legal proceedings and regulatory matters

In the normal course of business, the company discusses matters with its regulators raised during regulatory examinations or otherwise subject to their inquiry and oversight. These matters could result in censures, fines, penalties or other sanctions. Management believes the outcome of any resulting actions will not have a material impact on its consolidated financial position or results of operations. However, the company is unable to predict the outcome or the timing of the ultimate resolution of these matters, or the potential fines, penalties or injunctive or other equitable relief, if any, that may result from these matters.

Such matters are inherently subject to many uncertainties and the Company cannot predict their outcomes. Management believes that there are no issues which are currently expected to have a material adverse impact on the Company's Statement of Financial Condition.

No accrual was required for legal and regulatory matters as none were probable and estimable as of March 31, 2019.

9. Transactions with Affiliates

Intercompany Transactions
The Company has various intercompany arrangements with indirect, wholly owned subsidiaries of CME that provide shared occupancy, fixed assets and administrative services (including finance, human resources, operations, legal and electronic data processing functions). As shown in the table below, the Company has receivable from affiliates of $2,793 and payables to affiliates of

(dollars in thousands)

$220. The transactions between these entities represents costs for shared occupancy, fixed assets, administrative services and tax payments made by BTHI on behalf of the Company.

	Receivable from Affiliates			Payable to Affiliates	
Nex Services North America LLC	$	2,793	BrokerTec Holdings Inc.	$	191
Total	$	2,793	Nex Services Limited		21
			EBS Dealing Resources Inc.		8
			Total	$	220

Amounts receivable from and payable to affiliates are non-interest bearing and due on demand.

Unsecured Financing
The Company obtains short-term unsecured financing from its parent company, CME Group Inc. The Company's borrowing with CME Group Inc. is pursuant to a line of credit of $350,000 committed unsecured financing facility, maturing in November 2022. At March 31, 2019, the Company had borrowed $0 against the unsecured financing facility.

Prior to the acquisition, NEX maintained contingent funding available for its subsidiaries, including the Company. At any point in time during the year, the largest temporary funding that the Company drew was $300,000. Upon acquisition, the aforementioned financing facility with CME replaced any contingent funding available for the Company from NEX.

10. Employee Benefits

The Company participates in a trustee profit sharing plan (the "Plan") covering substantially all of its employees, under which contributions are made at the discretion of management. The Plan includes a 401(k) provision whereby all employees are allowed to contribute a portion of their earnings. On a discretionary basis, the Company matches a portion of employee contributions.

11. Share based compensation

The Company accounts for stock options under Financial Accounting Standards Board ASC 718, *Compensation - Stock Compensation,* ("ASC 718").

Employee Share Reward Program
NEX had established various share reward programs for certain executives in the Company which included the Deferred Share Bonus Plan ("DSBP"), Senior Management Long Term Incentive Plan ("LTIP"), Performance Share Plan ("PSP") and Save As You Earn Program ("SAYE"). Before the CME acquisition, the DSBP and LTIP programs had no performance conditions and vested in equal installments over a three-year period. The PSP rewards, in contrast, had performance conditions attached. The SAYE was an option program that allowed employees to contribute funds in to a savings account and purchase NEX shares at a discount. All share rewards had service conditions where the employee had to be an active employee or leaver in good standing.

Upon completion of the CME acquisition on November 2, 2018, employees holding unvested DSBP, LTIP and PSP awards were eligible to receive 100% of the value of the awards. 75% of the awards vested upon the completion date which were converted to NEX shares. The shares were ultimately bought by CME in return for 500 pence in cash and 0.0444 of CME shares for every NEX

(dollars in thousands)

share. The remaining 25% of the awards were granted a one-off cash payment 6 months after the completion date. The value of these awards were equal to 500 pence and 0.0444 of CME shares valued on the completion date. For the SAYE, NEX employees had the option to forfeit their entitlement and receive back the funds that they contributed or continue making contributions (up to six months after the acquisition date). Upon exercise at a strike price of £5.53 per share, the CME ultimately bought the NEX shares in return for 500 pence in cash and 0.0444 of CME shares for every NEX share.

12.   The Company Fair Value Measurements

The Company uses a three-level classification hierarchy of fair value measurements for disclosure purposes. Such inputs are defined broadly as follows:

Level 1 inputs, which are considered the most reliable evidence of fair value, consist of quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 inputs consist of observable market data, other than level 1 inputs, such as quoted prices for similar assets and liabilities in active markets or inputs other than quoted prices that are directly observable.

Level 3 inputs consist of unobservable inputs which are derived and cannot be corroborated by market data or other entity-specific inputs. The Company did not have any assets or liabilities classified as Level 3 at March 31, 2019.

Estimated Fair Value of Financial Instruments Measured at Fair Value

The Company's cash typically includes cash held in demand deposit accounts and therefore considered Level 1 assets. At March 31, 2019 the Company's cash are comprised of $60,077 cash held in demand deposit accounts.

For the year ended March 31, 2019 the Company did not have any transfers between Levels.

Estimated Fair Value of Financial Instruments Not Measured at Fair Value

The Company estimates that the fair value of its remaining financial instruments recognized on the Statement of Financial Condition approximate their carrying value, because they have limited counterparty credit risk and are short-term, replaceable on demand, or bear interest at market rates.

The table below presents the carrying value of the Company's financial instruments which approximate fair value. In addition, the table excludes the values of non-financial assets and liabilities.

BrokerTec Americas LLC
Notes to Statement of Financial Condition
March 31, 2019

(dollars in thousands)

| | March 31, 2019 | | | |
	Level 1	Level 2	Level 3	Total
Assets				
Cash segregated and securities under federal regulations	$ 2,500	$ -	$ -	$ 2,500
Deposits with clearing organizations	-	105,041	-	105,041
Receivable from brokers, dealers and clearing organizations	-	574	-	574
Receivable from customers	-	28,832	-	28,832
Commissions receivable	-	12,030	-	12,030
Total	**$ 2,500**	**$ 146,477**	**$ -**	**$ 148,977**
Liabilities				
Payable to brokers, dealers and clearing organizations	$ -	5,564	$ -	$ 5,564
Payable to customers	-	16,211	-	16,211
Total	**$ -**	**$ 21,775**	**$ -**	**$ 21,775**

13. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital. The Company computes its net capital under the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $250 or 2% of aggregate debit balance arising from customer transactions, as defined. At March 31, 2019, the Company had net capital of $161,120 which was $160,870 in excess of its required net capital of $250. The Company settles its broker and customer transactions on a delivery versus payment (DVP) / receipt versus payment (RVP) basis. The company does not collect margin or maintain margin accounts for its participants. The Company is exempt from SEC rule 15c3-3 under provision (k)(2)(i) of the Rule.

14. Financial Instruments with Off-Balance-Sheet Risk

The Company acts as an intermediary to execution of transactions between undisclosed principals. A majority of the Company's customers are netting members of the Government Securities Division of the FICC. The Company does not anticipate non-performance by counterparties in the above situation and seeks to control such credit risk by allowing system access to counterparties that meet minimum credit requirements and monitoring the credit standing of all counterparties with which it conducts business.

The net contractual amount of purchase and sale transactions with counterparties other than FICC for the Company at March 31, 2019 was approximately $236,253,284 for both purchases and sales which have not yet reached settlement date. Substantially all of these transactions have settled within a short period of time subsequent to the Company's fiscal year end.

In the normal course of its operations, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that

(dollars in thousands)

may be made against the Company that have not yet occurred. However, based on experience, the Company believes the risk of loss is remote.

15.   Subsequent Events

The Company has performed an evaluation of subsequent events through June 13, 2019. There have been no subsequent events that occurred during this period that would require recognition in the Statement of Financial Condition or disclosure as of March 31, 2019.